Issuer Free Writing Prospectus filed pursuant to Rule 433 under the Securities Act of 1933 supplementing the Preliminary Prospectus dated November 7, 2012

Registration No. 333-181470

November 7, 2012

iStar Financial Inc.

Pricing Term Sheet

3.00% Convertible Senior Notes due 2016

This pricing term sheet is qualified in its entirety by reference to the preliminary prospectus supplement dated November 7, 2012 and the accompanying prospectus (together, the “Preliminary Prospectus”). The information in this pricing term sheet supplements the Preliminary Prospectus and updates and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. Capitalized terms used and not defined herein have the meanings assigned to them in the Preliminary Prospectus.

Issuer:	iStar Financial Inc.
Exchange/Symbol for Issuer’s common stock:	NYSE: SFI
Title of Security:	3.00% Convertible Senior Notes due 2016
Ranking:	Senior unsecured notes
Size:	$175,000,000 ($200,000,000 if the underwriters’ option to purchase additional Notes is exercised in full)
Gross proceeds:	$175,000,000 ($200,000,000 if the underwriters’ option to purchase additional Notes if exercised in full)
Net proceeds (before expenses):	$171,500,000 ($196,000,000 if the underwriters’ option to purchase additional Notes is exercised in full)
Maturity:	November 15, 2016, unless earlier converted or repurchased
Coupon:	3.00%
Public offering price:	100%, plus accrued and unpaid interest from November 13, 2012.
Interest Payment Dates:	Semi-annually on May 15 and November 15, commencing May 15, 2013
Record Dates:	May 1 and November 1
Closing Sale Price:	$8.26 per share of the Issuer’s common stock on the NYSE as of the Pricing Date
Conversion Premium:	Approximately 42.5% above the Closing Sale Price
Conversion Rate:	84.9582 shares of the Issuer’s common stock per $1,000 principal amount of the Notes
Conversion Price:	Approximately $11.77 per share of the Issuer’s common stock
Pricing Date:	November 7, 2012
Settlement Date:	T+3; November 13, 2012
Distribution:	SEC registered
CUSIP:	45031U BR1
ISIN:	US45031UBR14
Denominations/Multiple:	$2,000 x $1,000
Joint Bookrunners:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Barclays Capital Inc.
J.P. Morgan Securities LLC
Use of Proceeds:	The company will use the net proceeds from the offering to refinance existing indebtedness.

Concurrent Senior Notes Offering:

On the Settlement Date, the Issuer will issue $300,000,000 7.125% Senior Notes due 2018, subject to customary closing conditions. Neither the completion of this offering nor the completion of the Senior Notes Offering is contingent on the completion of the other offering.

Increase to Conversion Rate Upon Conversion Upon a Make-Whole Fundamental Change:

If a holder elects to convert Notes in connection with a “make-whole fundamental change” (as defined in the Preliminary Prospectus), the Issuer will, under certain circumstances, increase the conversion rate of the Notes. The following table shows what the fundamental change make-whole premium would be for each hypothetical stock price and effective date set forth below, expressed as additional shares of common stock per $1,000 principal amount of Notes.

	Stock Price
Effective Date	$8.26	$9.00	$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$20.00	$25.00	$30.00	$35.00	$40.00
Nov. 13, 2012	36.1071	30.0917	23.9347	19.3927	15.9847	13.3877	11.3810	9.8070	5.4903	3.6890	2.7633	2.1878	1.7845
Nov. 15, 2013	36.1071	29.0550	22.4795	17.7033	14.1908	11.5745	9.6033	8.1001	4.2516	2.8132	2.1234	1.6915	1.3879
Nov. 15, 2014	36.1071	27.6415	20.4900	15.4054	11.7790	9.1779	7.2998	5.9323	2.8273	1.8819	1.4424	1.1623	0.9607
Nov. 15, 2015	36.1071	25.5635	17.4672	11.9055	8.1713	5.7107	4.1102	3.0747	1.3108	0.9367	0.7396	0.6030	0.5010
Nov. 15, 2016	36.1071	26.1518	15.0408	5.9500	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The actual stock price and effective date may not be set forth on the table, in which case:

•                  if the actual stock price on the effective date is between two stock prices on the table or the actual effective date is between two effective dates on the table, the fundamental change make-whole premium will be determined by a straight-line interpolation between the fundamental change make-whole premiums set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•                  if the stock price on the effective date exceeds $40.00 per share, subject to adjustment as described below, no fundamental change make-whole premium will be paid; and

•                  if the stock price on the effective date is less than $8.26 per share, subject to adjustment as described below, no fundamental change make-whole premium will be paid.

Notwithstanding anything in the indenture governing the notes to the contrary, in no event will the conversion rate exceed 121.0653 shares per $1,000 principal amount of Notes pursuant to a “make-whole fundamental change” adjustment, though the Issuer will adjust such number of shares for the same events for which the Issuer must adjust the conversion rate as described under “Description of the Notes—Adjustment of Conversion Rate” in the Preliminary Prospectus.

Changes from Preliminary Prospectus:

In addition to the pricing information set forth above, the Preliminary Prospectus will be updated to reflect the increase in the size of the offering.  Consequently, (i) the first paragraph under the heading “Use of Proceeds” is deemed deleted and replaced in its entirety with the following:

The net proceeds from the sale of the Notes, after deducting underwriting discounts and commissions and fees and expenses related to the offering, are expected to be approximately $171 million. We will use a portion of the net proceeds from this offering and the 2018 Notes

Offering to redeem the remaining $67 million aggregate principal amount of our 6.5% Senior Notes due 2013, and the remainder of the net proceeds from this offering and the 2018 Notes Offering to redeem approximately $381 million aggregate principal amount of our 8.625% Senior Notes due 2013. Neither the completion of this offering of Notes nor the 2018 Notes Offering is contingent on the completion of the other offering. If the 2018 Notes Offering is not completed, the aggregate principal amount of 8.625% Senior Notes due 2013 redeemed will be approximately $98 million. In the event that the 2018 Notes Offering and this offering are completed and the underwriters exercise their option to purchase additional Notes in full, then the aggregate principal amount of 8.625% Senior Notes due 2013 redeemed will be approximately $405 million.

and (ii) the table under the heading “Capitalization” is deemed deleted and replaced with the following:

	As of June 30, 2012
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)
	(in thousands)
Secured credit facilities: (3)
2011 Tranche A-1 Facility due 2013	$646,068	$—	$—
2011 Tranche A-2 Facility due 2014	1,450,000	—	—
2012 Tranche A-1 Facility due 2016	328,605	328,605	328,605
2012 Tranche A-2 Facility due 2017	470,000	470,000	470,000
2012 Facility due 2017	—	1,820,000	1,820,000
Term loans:
Term loan collateralized by net lease assets	238,425	238,425	238,425
Unsecured notes:
LIBOR + 0.50% Convertible Notes due 2012	469,166	—	—
8.625% Senior Notes due 2013	501,701	501,701	120,450
5.95% Senior Notes due 2013	448,453	448,453	448,453
6.5% Senior Notes due 2013	67,055	67,055	—
5.70% Senior Notes due 2014	200,601	200,601	200,601
6.05% Senior Notes due 2015	105,765	105,765	105,765
5.875% Senior Notes due 2016	261,403	261,403	261,403
5.85% Senior Notes due 2017	99,722	99,722	99,722
9.0% Senior Notes due 2017	275,000	275,000	275,000
7.125% Senior Notes due 2018	—	—	300,000
3.00% Senior Convertible Notes due 2016	—	—	175,000
Other debt obligations:
Trust preferred securities	100,000	100,000	100,000
Total debt obligations	$5,661,964	$4,916,730	$4,943,425

(1)         Since June 30, 2012 and through October 15, 2012, we have (i) repaid $469.2 million of our senior unsecured convertible notes due October 2012; (ii) repaid $276.1 million of borrowings outstanding under the 2011 Credit Agreement; and (iii) used net proceeds from the New Credit Agreement to refinance the remaining $1.82 billion balance outstanding under the 2011 Credit Agreement.

(2)         If the 2018 Notes Offering is not completed, the aggregate principal amount of 8.625% Senior Notes due 2013 redeemed will be approximately $98 million.  In the event that the 2018 Notes Offering and this offering are completed and the underwriters exercise their option to purchase additional Notes in full, then the aggregate principal amount of 8.625% Senior Notes due 2013 redeemed will be approximately $405 million.

(3)         The due dates of the secured credit facilities reflect their scheduled maturity dates.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

BofA Merrill Lynch	1-866-500-5408 (toll free)
Barclays Capital Inc.	1-888-603-5847 (toll free)
J.P. Morgan Securities LLC	1-866-803-9204 (toll free)

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